UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   GOFF, CORP.
                                (Name of Issuer)

                    Common Shares with a par value of $0.001
                         (Title of Class of Securities)

                                    36190U206
                                 (CUSIP Number)

                                   Goff, Corp.
                     Carrera 43 A # 1-50, Torre Proteccion,
                 Piso 6, San Fernando Plaza, Medellin, Colombia
                            Telephone: +57 4 605 2537
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 2013
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36190U206                                            Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Warwick Adam Calasse
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Warwick Adam Calasse is a citizen and resident of Zimbabwe, South Africa
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     500,000,000(1)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     n/a
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       500,000,000 common shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     n/a
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000,000(1) common shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    66.37% based on 227,250,000(2) common shares issued and outstanding as of March 27, 2013
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
(1) Includes 50,000,000 common shares and 5,000,000 Series "A" Preferred shares held directly by Mr. Calasse, in addition to 5,000,000 Series "A" Preferred shares held by Golden Glory Resources S.A. The Series "A" Preferred Shares are convertible without restriction on a 1 preferred for 30 common share basis (300,000,000 common shares on a fully converted basis) and Includes 1000,000 Series "A" Preferred shares convertible without restriction on a 1 preferred for 30 common share basis (150,000,000 common shares on a fully converted basis). Mr. Warwick Calasse holds dispositive and voting control of securities held by Golden Glory Resources S.A.
(2) As of March 8, 2013, there were 227,250,000 common shares of our company's common stock issued and outstanding, in addition to 10,000,000 shares of Series "A" Preferred Stock with 75 for 1 voting rights with the holder of our common stock. Each Series "A" Preferred Share is convertible to without restriction on the basis of 1 preferred share for 30 common shares. Percentages are based on 527,000,000 common shares outstanding on a fully converted basis.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36190U206                                            Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with a par value of $0.001 of Goff, Corp. (the "Issuer"). The principal executive offices of the Issuer are located at Carrera 43 A #1-50, Torre Protection, Piso, San Fernando Plaza, Medellin, Colombia.

ITEM 2. IDENTITY AND BACKGROUND

(a)  The name of the Reporting Person is Warrick Adam Calasse.

(b) Mr. Calasse's address is 24 Gardener Road, Arcturus, Ruwa, Zimbabwe, South Africa.

(c)  Mr. Calasse is a businessman.

(d) Mr. Calasse has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Calasse has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Calasse is a citizen and resident of Zimbabwe, South Africa.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On February 26, 2013, Mr. Calasse acquired an aggregate of 108,750,000 shares of the Issuer's common stock from Mr. O'Flynn, former Director and Officer, and Mr. Corkery, our former Director, for an aggregate consideration of $25,000. The parties entered into a share pursuant agreement to complete the transaction. The funds used for this share purchase were Mr. Calasse's personal funds.

On February 28, 2013, Mr. Calasse acquired an aggregate of 100,000,000 shares of the Issuer's common stock pursuant to a consulting agreement regarding the provision of his management services as president and chief executive officer of the Issuer.

On March 8, 2013, Mr. Calasse entered into a share cancellation/exchange/return to treasury agreement with the Issuer wherein the Mr. Calasse cancelled and returned to treasury 158,750,000 shares of the Issuer's common stock in exchange for 5,000,000 Series A Preferred Stock in the capital of the Issuer. The Series "A" Preferred Shares are convertible without restriction on a 1 preferred for 30 common share basis (150,000,000 common shares on a fully converted basis).

Also on March 8, 2013, Mr. Calasse indirectly acquired an aggregate of 5,000,000 Series A Preferred Stock in the capital of the Issuer, in consideration of assignment of rights attached to an assignment agreement, dated January 21, 2013 among the Issuer and Golden Glory Resources S.A., a company incorporated under the laws of Panama. The Series "A" Preferred Shares are convertible without restriction on a 1 preferred for 30 common share basis (150,000,000 common shares on a fully converted basis). Mr. Warwick Calasse holds dispositive and voting control of securities held by Golden Glory Resources S.A.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36190U206                                            Page 4 of 6 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described above was for investment. Depending on market conditions and other factors, Mr. Calasse may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Calasse also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Calasse expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Mr. Calasse to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Mr. Calasse may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, Mr. Calasse does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36190U206                                            Page 5 of 6 Pages
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of March 27, 2013, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Calasse are 500,000,000(1) common shares, or approximately 66.37% of the Issuer.

(b) Mr. Calasse has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 500,000,000(1) shares of common stock of the Issuer.

(c) Other than as described in Item 3 above, Mr. Calasse has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)  N/A

(e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Calasse and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Share Purchase Agreement, dated as of February 26, 2013, furnished as
Exhibit 10.3 to the Form 8-K filed on March 5, 2013 and is incorporated herewith by reference.

Exhibit 2. Consulting  Agreement,  dated February 28, 2013, furnished as Exhibit
10.1 to the Form 8-K filed on March 6, 2013 and is incorporated herewith by reference.

Exhibit 3. Share  Cancellation  Agreement,  dated  March 8, 2013,  furnished  as
Exhibit 10.3 to the Form 8-K filed on March 11, 2013 and is incorporated herewith by reference.

Exhibit 4. Assignment Agreement for La Frontera Project dated March 8, 2013, furnished as Exhibit 10.2 to the Form 8-K filed on March 11, 2013 and is incorporated herewith by reference.

Exhibit 5. Underlying Assignment Agreement Among Golden Glory Resources S.A., Sertesaz Ltd., and C&ENER S.A. dated January 21, 2013, furnished as Exhibit 10.4 to the Form 8-K filed on March 11, 2013 and is incorporated herewith by reference.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36190U206                                            Page 5 of 6 Pages
---------------------                                          -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2013
-------------
Dated


/s/ Warwick Adam Calasse
--------------------------------------------
Signature

Warwick Adam Calasse
--------------------------------------------
Name/Title

(1) Includes 50,000,000 common shares and 5,000,000 Series "A" Preferred shares held directly by Mr. Calasse, in addition to 5,000,000 Series "A" Preferred shares held by Golden Glory Resources S.A. The Series "A" Preferred Shares are convertible without restriction on a 1 preferred for 30 common share basis (300,000,000 common shares on a fully converted basis) and Includes 1000,000 Series "A" Preferred shares convertible without restriction on a 1 preferred for 30 common share basis (150,000,000 common shares on a fully converted basis). Mr. Warwick Calasse holds dispositive and voting control of securities held by Golden Glory Resources S.A.
(2) As of March 8, 2013, there were 227,250,000 common shares of our company's common stock issued and outstanding, in addition to 10,000,000 shares of Series "A" Preferred Stock with 75 for 1 voting rights with the holder of our common stock. Each Series "A" Preferred Share is convertible to without restriction on the basis of 1 preferred share for 30 common shares. Percentages are based on 527,000,000 common shares outstanding on a fully converted basis.